EXHIBIT 19
DANKON CORPORATION
INSIDER TRADING POLICY

1. Purpose

This Insider Trading Policy (this “Policy”) has been adopted by Dankon Corporation (the “Company”) to promote compliance with applicable U.S. federal and state securities laws, including the Securities Exchange Act of 1934, SEC rules and regulations, and Item 408(b) of Regulation S-K. This Policy is designed to prevent insider trading in violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder.

2. Persons Covered by this Policy

This Policy applies to all directors, officers, employees, consultants, contractors, advisors and other persons designated by the Company who may have access to material nonpublic information regarding the Company. The Policy also applies to “family members sharing the same household” and any other persons or entities whose trading decisions are directed or influenced by covered persons, including controlled accounts.

3. Material Nonpublic Information

Information is generally considered “material” if a reasonable investor would consider it important in deciding whether to buy, hold or sell securities. Information is considered “nonpublic” until it has been broadly disseminated through recognized channels of distribution and the investing public has had sufficient time to absorb and evaluate the information (typically at least one full trading day).

Examples of material information may include:

•	financial results or forecasts;
•	significant changes in operations or business strategy;
•	pending or proposed mergers, acquisitions or dispositions;
•	significant financing transactions;
•	significant contracts or customer relationships;
•	changes in senior management or the board of directors;
•	changes in auditor or material accounting policies;
•	liquidity concerns or going concern issues;
•	material share repurchase programs or dividend changes;
•	significant litigation or regulatory developments; and
•	cybersecurity incidents or data breaches.

4. Prohibition on Tipping

No person subject to this Policy may provide material nonpublic information regarding the Company to any other person, including family members, friends, business associates or market professionals, whether or not such person receives any personal benefit from the disclosure, where such information could be used to trade in Company securities.

5. Transactions Subject to this Policy

This Policy applies to all transactions involving the Company’s securities, including common stock and any other securities issued by the Company. Transactions subject to this Policy include, without limitation, purchases, sales, gifts, pledges, margin loans, hedging or monetization transactions, short sales, options, derivatives, swaps, collars, and any other transfer or arrangement involving Company securities. Certain transactions, including hedging, short sales, derivative transactions and pledging arrangements, may be prohibited or restricted by the Company.

6. Trading Windows and Blackout Periods

The Company may from time to time establish trading windows or blackout periods applicable to directors, officers and other designated persons. The Company will generally implement quarterly blackout periods beginning approximately 15–30 days prior to the end of each fiscal quarter and ending at the opening of trading on the second full trading day following the public release of earnings results. Even during an open trading window, no person may trade while in possession of material nonpublic information. “Possession” of material nonpublic information, not “use,” is the controlling standard.

7. Pre-Clearance Procedures

Directors, executive officers and designated persons must obtain pre-clearance from the Company’s Chief Compliance Officer or General Counsel (or their designee), in coordination with the Audit Committee where required. Pre-clearance approvals must be provided in writing and are valid only for a limited period (generally 48–72 hours).

8. Rule 10b5-1 Trading Plans

The Company may permit directors or officers to enter into trading plans intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, subject to applicable SEC rules and Company approval procedures.

Such plans must:

•	be entered into in good faith and at a time when the insider is not aware of material nonpublic information;
•	include applicable cooling-off periods required under Rule 10b5-1 and related SEC regulations;
•	not permit overlapping trading plans except as permitted under SEC rules;
•	be reviewed and approved by the Company prior to effectiveness;
•	be disclosed to the Company upon adoption, modification, or termination.

9. Post-Termination Transactions

This Policy continues to apply to material nonpublic information possessed by a person subject to this Policy even after such person’s employment or service relationship with the Company ends, until such time as all material nonpublic information possessed by such person has become public or is no longer material.

10. Confidentiality Obligations

All nonpublic information concerning the Company, including information shared internally on a need-to-know basis, must be treated as confidential and may not be disclosed to persons outside the Company except as required in the performance of duties and subject to appropriate confidentiality protections.

11. Reporting Violations

Any person who becomes aware of a violation of this Policy should promptly report the matter to the Company’s Compliance Officer, Legal Department or Audit Committee. Reports may be submitted confidentially and anonymously, to the extent permitted by applicable law. The Company prohibits retaliation against any individual who reports a suspected violation in good faith.

12. Penalties for Violations

Violation of insider trading laws may subject individuals to severe civil and criminal penalties, including monetary fines and imprisonment. Violations of this Policy may also result in disciplinary action by the Company, up to and including termination of employment or service. Violations may also result in disgorgement of profits and reputational harm to the Company.

13. Administration and Amendments

This Policy shall be administered by the Company’s Chief Compliance Officer and/or General Counsel, under oversight of the Audit Committee of the Board of Directors. All covered persons must acknowledge receipt of and compliance with this Policy on an annual basis. The Company reserves the right to amend, modify or terminate this Policy at any time.

The Company has adopted this Insider Trading Policy reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable listing standards, including policies and procedures reasonably designed to satisfy the requirements of Item 408(b) of Regulation S-K.